EXHIBIT 11.1

Coffee Holding Co., Inc. and Subsidiary

Computation of Per Share Earnings (Loss)

	Years Ended October 31,
	2010	2009
Net income (loss)	$2,389,361	$3,291,066

BASIC EARNINGS (LOSS):
Weighted average number of common shares outstanding	5,463,837	5,441,462

Basic earnings (loss) per common share	$.44	$.60

DILUTED EARNINGS (LOSS):
Weighted average number of common shares outstanding	5,463,837	5,441,462
Contingent shares – common stock equivalents	10,000	-

Weighted average number of common shares outstanding – as adjusted	5,468,439	5,441,462

Diluted earnings (loss) per common share	$.44	$.60